Exhibit 99.11

CXAPP INC.

WHISTLEBLOWER POLICY

Adopted as of March 20, 2023

Consistent with CXApp Inc.’s (the “Company”) commitment to the highest ethical standards of business conduct, the Company’s Board of Directors has adopted this Whistleblower Policy (the “Policy”) to govern the receipt, retention and treatment of complaints about accounting, internal accounting controls, auditing matters or questionable financial practices (“Accounting Complaints”), and to protect the confidential, anonymous reporting of Accounting Complaints by Company officers, employees and certain non-employees.

POLICY

It is the policy of the Company to treat Accounting Complaints seriously and expeditiously.

Employees will be given the opportunity to submit confidential and anonymous Accounting Complaints for review by the Company. Accounting Complaints include, without limitation, complaints about the following:

•

fraud against investors, securities fraud, mail or wire fraud, bank fraud or fraudulent statements to the United States Securities and Exchange Commission (the “SEC”) or members of the investing public;

•	violations of SEC rules and regulations applicable to the Company and related to accounting, internal accounting controls and auditing matters;
•	intentional error or fraud in the preparation, review or audit of any financial statement of the Company; and
•	significant deficiencies in or intentional noncompliance with the Company’s internal accounting controls.

If requested by the employee, the Company will protect the confidentiality and anonymity of the employee to the fullest extent possible, consistent with the need to conduct an adequate review. Vendors, customers, business partners and other parties external to the Company will also be given the opportunity to submit Accounting Complaints; however, the Company is not obligated to keep Accounting Complaints from non-employees confidential or to maintain the anonymity of non-employees.

This Policy will be administered under the direction of such designees as the Company’s Chief Legal Officer may from time to time determine necessary or appropriate (each, a “Compliance Officer”). Accounting Complaints will be reviewed by the Compliance Officer, under Audit Committee direction and oversight, and by such other persons as the Audit Committee deems necessary or appropriate.

The Company will abide by all laws that prohibit retaliation against employees who lawfully submit complaints under these procedures.

In the event that the Company contracts with a third party to handle complaints or any part of the complaint process, the Compliance Officer will oversee the third party’s compliance with this Policy and other applicable Company policies and procedures.

PROCEDURES

Receipt of Accounting Complaints

Any person may submit an anonymous or non-anonymous Accounting Complaint:

•	by email to the Compliance Officer at compliance@cxapp.com, which will be monitored only by the Compliance Officer;
•	by phone through our whistleblower hotline at ;
•	by first-class or regular mail addressed to:

CXApp Inc.

Attn: Compliance Officer,

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

•	or at any other principal business address as may be updated and filed by the Company with the SEC from time to time.

Individuals submitting information may provide—but do not need to provide—their name or other personal information. Reasonable efforts will be used to conduct the investigation that follows from an Accounting Complaint from an employee in a manner that protects the confidentiality and anonymity of the employees submitting the Accounting Complaint.

Treatment of Accounting Complaints

1.

Unless otherwise directed by the Audit Committee, an Accounting Complaint made under these procedures shall be directed to the Compliance Officer, who shall report directly to the Audit Committee on such matters.

2.

The Compliance Officer shall review the Accounting Complaint, and may investigate it himself or herself or may assign another employee, outside counsel, advisor, expert (including internal auditing staff) or third-party service provider (including the external auditor) to investigate, or assist in investigating the Accounting Complaint. The Compliance Officer may direct that any individual assigned to investigate an Accounting Complaint work at the direction of or in conjunction with the Compliance Officer or any other attorney in the course of the investigation.

3.

Unless otherwise directed by the Compliance Officer, the person assigned to investigate will conduct an investigation of the Accounting Complaint and report his or her findings or recommendations to the Compliance Officer. If the investigator is in a position to recommend appropriate disciplinary or corrective action, the investigator also may recommend disciplinary or corrective action.

4.

If determined to be necessary by the Compliance Officer or the Audit Committee, the Company shall provide for appropriate funding, as determined by the Compliance Officer or the Audit Committee, to obtain and pay for additional resources that may be necessary to conduct the investigation, including, without limitation, retaining outside counsel and/or expert witnesses; provided that funding in excess of US$10,000 with respect to the investigation of any individual Accounting Complaint must be approved by the Audit Committee.

5.

At least once per calendar quarter and whenever else as deemed necessary by the Compliance Officer, the Compliance Officer shall submit to the Audit Committee, and to any other member of Company management designated by the Audit Committee, a report that summarizes each Accounting Complaint made within the last twelve (12) months, if any, and shows specifically: (a) the complainant (unless anonymous, in which case the report will so indicate); (b) a description of the substance of the Accounting Complaint; (c) the status of the investigation, (d) any conclusions reached by the investigator; and (e) findings and recommendations.

6.

At any time with regard to any Accounting Complaint, the Compliance Officer, after obtaining approval from the Audit Committee, may specify a different procedure for investigating and treating such an Accounting Complaint, such as when the Accounting Complaint concerns pending litigation.

Access to Reports and Records and Disclosure of Investigation Results

All reports and records associated with Accounting Complaints are considered confidential information and access will be restricted to members of the Audit Committee, the Chief Legal Officer and the Compliance Officer, and to such outside counsel and other advisors involved in investigating an Accounting Complaint as contemplated by these procedures. Access to reports and records may be granted to other parties at the discretion of the Audit Committee.

Accounting Complaints and any resulting investigations, reports or resulting actions will generally not be disclosed to the public except as required by any legal requirements or regulations or by any corporate policy in place at the time.

Retention of Records

All Accounting Complaints and documents relating to such Accounting Complaints made through the procedures outlined above shall be retained for at least five years from the date of the complaint, after which the information may be destroyed unless the information may be relevant to any pending or potential litigation, inquiry, or investigation, in which case the information may not be destroyed and must be retained for the duration of that litigation, inquiry, or investigation and thereafter as necessary.